FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Sachin Davé, Esq.

Allen & Overy LLP

One Bishops Square

London E1 6AD

United Kingdom

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on May 22, 2014.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Monale Ratsoma
Monale Ratsoma Attorney-in-fact for Pravin Gordhan Minister of Finance Republic of South Africa

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EXPLANATORY NOTE

The purpose of this amendment to the annual report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2013 is to file: (i) a supplement to Exhibit 99.D of the Annual Report, as amended on January 27, 2014 on Form 18-K/A; (ii) Quarterly Bulletin No. 271, dated March 2014, published by the South African Reserve Bank; and (iii) Budget Review 2014, dated February 26, 2014, published by the National Treasury of the Republic of South Africa.

This amendment to the Annual Report comprises:

(a)	Pages numbered i-iv consecutively

(b)	The following exhibits:

Exhibit 99.D – Supplement dated May 22, 2014 to the Description of the Republic of South Africa.

Exhibit 99.E – Quarterly Bulletin No. 271, dated March 2014, published by the South African Reserve Bank.

Exhibit 99.F – Budget Review 2014, dated February 26, 2014, published by the National Treasury of the Republic of South Africa.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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EXHIBIT INDEX

Exhibit	Description

24	Power of Attorney, dated December 13, 2013.(1)

99.D	Supplement dated May 22, 2014 to the Description of the Republic of South Africa.

99.E	Quarterly Bulletin No. 271, dated March 2014, published by the South African Reserve Bank.

99.F	Budget Review 2014, dated February 26, 2014, published by the National Treasury of the Republic of South Africa.

Note:

(1)	Incorporated by reference from the Form 18-K filed on December 13, 2013, file number 033-85866.

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